SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20645



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   115637-10-0
                                 (CUSIP Number)


                                 James S. Welch
                              Ogden Newell & Welch
                               1700 Citizens Plaza
                            500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 1999
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP NO. 115637-10-0


(1)   Names of reporting persons                       Owsley Brown Frazier
      S.S. or I.R.S. Identification Nos.
      of above persons                                 (###-##-####)

(2)   Check the appropriate box if a member of         (a)
      a group (see instructions)                       (b)

(3)   SEC use only

(4)   Source of funds (see instructions)                N/A

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d)or 2(e)

(6)   Citizenship or Place of Organization             United States of America

Number of shares beneficially owned by each reporting person with:

       (7)   Sole voting power                            584,362

       (8)   Shared voting power                       11,560,978

       (9)   Sole dispositive power                       584,362

      (10)  Shared dispositive power                   11,560,978

(11)  Aggregate amount beneficially owned by
      each reporting person                            12,145,340

(12)  Check if the aggregate amount Row (11) excludes
      certain shares (see instructions).                      N/A

(13)  Percent of class represented by amount in Row (11)    41.9%

(14)  Type of reporting person (see instructions)            IN

Item 1.  Security and Issuer.

                            Brown-Forman Corporation
                              Class A Common Stock
                                850 Dixie Highway
                           Louisville, Kentucky 40210

Item 2.  Identity and Background.

   a)  Name:                           Owsley Brown Frazier

   b)  Principal Business address:     850 Dixie Highway
                                       Louisville, Kentucky 40210

   c)  Vice Chairman of the issuer, Brown-Forman Corporation.

   d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

   e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or findings any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         N/A

Item 4.  Purpose of Transaction.

         N/A

Item 5.  Interest in Securities of the Issuer.

   The amount of shares beneficially owned by the undersigned as of December 31, 1998, is as follows:

                                         Aggregate       Percent
                                          Number         of Class

   (a)   Beneficially Owned              12,145,340       41.9%

   (b)   Sole Voting Power                  584,362
         Shared by Voting Power          11,560,978
         Sole Disposition Power             584,362
         Shared Disposition Power        11,560,978

   (c) With the exception of a December 7, 1998 gift of 1,176 shares of Brown-Forman Corporation Class A stock, no transactions in Brown-Forman Corporation Class A Common Stock of the issuer were effected by Owsley Brown Frazier in the last sixty days.

   (d) Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sarah S. Brown.

   (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None.

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 1999


/s/ Owsley Brown Frazier
Owsley Brown Frazier